STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

August 24, 2011

VIA EDGAR

Dalia Blass, Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of Exemptive Application for Main Street
Capital Corp.
File No. 812-13856

Dear Ms. Blass:

On behalf of Main Street Capital Corporation (the “Applicant”), we hereby request the withdrawal of the exemptive application (File No. 812-13856) (the “Application”) filed by the Applicant on December 30, 2010.  The Application requested an order authorizing certain transactions that otherwise might have been prohibited by Section 12(d)(3) of the Investment Company Act of 1940, as amended.  Applicant has chosen not to seek this exemptive relief at this time.

If you have any questions, please call me at (202) 383-0176, or call Sylvia N. Harris at 202-383-0799.  Thank you for your attention to this matter.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

SBB/snh

cc:	Mr. Jason Beauvais, Main Street Capital Corporation